BlackRock Municipal Income Investment Trust (the “Registrant”)

77(I)
Terms of new or amended securities

The Registrant issued Series W-7 Variable Rate Demand Preferred Shares in a private placement on September 15, 2011 (the “VRDP Offering”).  The Statement of Preferences of the Registrant’s Series W-7 Variable Rate Demand Preferred Shares (the “Statement of Preferences”) contains a description of the Registrant’s Series W-7 Variable Rate Demand Preferred Shares and a copy of the Statement of Preferences is attached under Sub-Item 77Q1(a).  The proceeds from the VRDP Offering were used to redeem all of the Registrant’s outstanding auction rate preferred shares.